

May 28, 2015

Mr. Joseph R. Ianniello
Chief Operating Officer
CBS Corporation
51 W. 52nd Street
New York, NY 10019

      Re: **CBS Corporation**
            Form 10-K for the Fiscal Year Ended December 31, 2014
            Filed February 13, 2015
            Form 10-Q for the Fiscal Quarter Ended March 31, 2015
            Filed May 7, 2015
            File No. 1-09553

Dear Mr. Ianniello:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Entertainment- 2014 vs. 2013, II-15

1.   We note that you attribute the decrease in advertising revenues, primarily to advertising from your sports programming. Tell us and disclose to what extent, if material, advertising revenue for non-sports programming was impacted by changes in viewing preferences, ratings and advertising demand in the upfront and scatter markets.

Form 10-Q for the Quarter Ended March 31, 2015, page 34

Three Months Ended March 31, 2015 and 2014, page 34

2.   We note that cable networks revenues increased primarily from a new licensing agreement with Bell Canada. Please quantify the revenue attributed to this new agreement. We understand based on various press releases that the subject deal with Bell Canada is a long-term exclusive content licensing and trademark agreement for SHOWTIME® programming – past, present and future. Tell us more about the terms of this agreement and how it differs from other agreements involving SHOWTIME.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant at 202-551-3365 or Ivette Leon, Assistant Chief Accountant at 202-551-3351 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant